March 7, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

Washington, D.C. 20549

Attn:	H. Stephen Kim
Michelle Miller

Re:	Nicholas Financial, Inc.
Form 10-K for the Fiscal Year Ended March 31, 2016
Filed June 14, 2016
Form 10-Q for the Quarterly Period Ended September 30, 2016
Filed November 9, 2016
File No. 000-26680

Dear Mr. Kim and Ms. Miller:

By letter dated February 7, 2017 (the “Letter”), the staff of the Securities and Exchange Commission (the “Commission”) provided comments on the above-referenced filings made with the Commission by Nicholas Financial, Inc. (the “Company,” “we,” “us,” or “our”). We are submitting this letter to respond to such comments.

In order to facilitate your review, this letter responds to each of the comments set forth in the Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the comments and correspond to the numbered paragraphs in the Letter.

Form 10-K for the Fiscal Year Ended March 31, 2016

Item 6. Selected Financial Data, page 19

1.	We note your disclosure of write-off to liquidation percentage in the table and the definition of this calculation elsewhere in the document. Based on the current disclosures, it is unclear whether or not management views this calculated metric as a non-GAAP measure or not. Refer to Item 10(e) of Regulation S-K and updated Compliance and Disclosure Interpretations issued on May 17, 2016 and provide management’s rationale for this determination. Should management determine this to be a non-GAAP measure, please clearly label and define this metric as a non-GAAP measure, present the most directly comparable GAAP financial measure with equal or greater prominence within the tabular disclosure, include a reconciliation between the GAAP and the non-GAAP measure, and provide an explanation as to how the

Securities and Exchange Commission

March 7, 2017

management uses this non-GAAP measure. Conform the disclosure of this metric as necessary throughout the filing. If management does not believe this is a non-GAAP measure, please provide a sufficient discussion explaining how and why this is not a non-GAAP measure. Future filing disclosures should be revised accordingly.

Response: Management has reviewed Item 10(e) of Regulation S-K and the updated Compliance and Disclosure Interpretations issued on May 17, 2016 and has concluded that the Company’s write-off to liquidation percentage is not considered a non-GAAP measure. The percentage represents net charge-offs divided by total liquidation for the time period. Liquidation is defined as beginning receivable balance plus current period purchases minus voids and refinances minus ending receivable balance. As such, the Company’s write-off to liquidation percentage is calculated exclusively from amounts presented in accordance with GAAP. The manner in which the write-off to liquidation percentage is calculated does not change from period to period, and more specifically, there are no adjustments for items considered non-recurring or abnormal for a given period.

Management uses this calculation because growth in the receivable portfolio does not artificially drive down the write-off to liquidation percentage as can be the case with other loss metrics which use average net receivables as the denominator.

The Company notes that the footnotes referenced in Item 6 of our 2016 Form 10-K were erroneously omitted. The footnote corresponding to the write-off to liquidation percentage was repeated as footnote (7) to the first table in Item 7. The Company will correct future filings to add the footnotes omitted from the 2016 Form 10-K.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policy, page 21

2.	We note your disclosure that all contracts purchased by a branch during a fiscal quarter comprise a static pool which you utilize in your determination of any general reserve pursuant to ASC 450-20 as the management considers these pools to have similar risk characteristics. Please tell us whether there are different levels of customer income, stability, credit history, and assigned internal risk rating for contracts in a static pool. If so, please explain how the segregation of your contracts into static pools by branch instead of similar credit risk characteristics appropriately captures your historical loss experience.

Response: The Company only buys subprime contracts; therefore all of the purchases are of similar credit risk characteristics. Each of the Company’s sixty-five markets

Securities and Exchange Commission

March 7, 2017

across 18 states presents unique challenges not limited to the individual branch managers; therefore, the Company chose to track static pools by branch rather than the credit score of the customer, which are all subprime. Even though the Company utilizes a multi-tier underwriting system, there are no material differences in risk across tiers relative to individual branch underwriting characteristics. The Company uses such tiers in order to guide the branch managers to the proper contract parameters; however, the tier that the branch manager ultimately selects for a given contract is based, in part, on that branch manager’s subjective judgment, as the Company does not use an automated scoring system. As an example, a specific credit application may correspond to a tier 2 income level, a tier 3 job tenure and a tier 1 credit score, and the branch manager may assign tier 2 to the application as a whole. The tiers are tight bands and risk does not vary significantly between them. Rather than measuring branch performance on a tier-by-tier basis, the portfolio performance of a specific branch is based on the following factors, among others: dealer integrity, quality of vehicles sold, branch collection staff, and employment conditions within the geographic radius of a respective branch. The Company updates and analyzes each branch’s static pools monthly to track loss trends.

3.	We note that in analyzing a static pool you consider the performance of prior static pools originated by the same branch office, the performance of prior contracts purchased from the dealers whose contracts are included in the current static pool, the credit rating of the customers under the contracts in the static pool, and current market and economic conditions and that adjustments are made if they are determined to be necessary. Please address the following:

•	Clarify the historical charge-off period used in your credit loss model and how you capture the impact of the difference between historical losses captured in your credit loss model and current conditions.

Response: Each month management evaluates the Company’s open consolidated static pools’ performance against historical pools based on their percentage of liquidation. Specifically, in regards to the historical charge-off periods used, management reviews each pool and the write-off to liquidation at levels of 20%, 40%, 60%, 80% and 100% liquidation. This analysis includes all static pools from June 2005 to the current pool. Tracking write-off trends by the percentage of a pool liquidated, rather than over a period of time gives management a better and more up-to-date trend analysis. Management compares the open pools to closed pools and will increase or decrease the estimated loan loss percentages on the open pools based on the write-off trends reviewed on a quarter to quarter basis. Each new static pool is initially set-up with projected loss rates, which are derived by analyzing a variety of factors. Additionally, the Company considers the following factors, regarding current conditions, to assist in determining the appropriate loss reserve levels: unemployment rates; competition; the number of bankruptcy filings; the results of internal branch audits; consumer sentiment; consumer spending;

Securities and Exchange Commission

March 7, 2017

economic growth (i.e., changes in GDP); the condition of the housing sector; and other leading economic indicators. These qualitative factors are taken into account during the pool review process to assist in determining the expected future write-off direction in the various tranches of liquidation mentioned above.

Management will amend future filings to include substantially the following: Each month management evaluates the Company’s open static pools’ performance against historical pools based on their percentage of liquidation. Specifically, in regards to the historical charge-off periods used, management reviews each pool and the write-off to liquidation at levels of 20%, 40%, 60%, 80% and 100% liquidation. This analysis includes all static pools from June 2005 to the current pool.

•	Clarify how you consider the impact of the changes in the loss emergence period for loans recently acquired that are categorized in the lower tiers of your guidelines and the loss emergence period of historical loans categorized in the higher tiers of your guidelines.

Response: The Company only buys subprime contracts; therefore all of the purchases within a static pool are of similar credit risk characteristics. Each static pool comprises contracts purchased in a three-month time period by a given branch. Even though the Company has multiple underwriting tiers for its customers, the bands are tight and risk does not vary significantly between them. Therefore, our loans are not categorized by tier when analyzing losses.

While the Company does not have specific data to support the loss emergence period, the time from loss event to charge-off within our customer base is relatively short and also varies by the customers’ willingness to work with the Company on bringing his or her account current. Management’s experience has shown that once an active account becomes seriously delinquent (over 90 days) and we have tried to work with the customer, it generally becomes unrecoverable after approximately 4-6 months. Prior to September 2016, accounts that were 120 days contractually delinquent were written off. Beginning in September 2016, accounts that are 180 days contractually delinquent are written off to the extent the write-off has not previously occurred. This change aligns the Company’s policy with industry standards and the estimated loss emergence period, which generally increases as the term increases. In the fiscal year ended March 31, 2010, the weighted average term of contracts purchased was 48 months. In the fiscal year ended March 31, 2016, the weighted average term of contracts purchased was 56 months.

Securities and Exchange Commission

March 7, 2017

Analysis of Credit Losses, page 23

4.	We note that during the fourth quarter of the fiscal year ended March 31, 2016, that you refined your allowance for credit loss model to incorporate recent trends that include the acquisition of longer term contracts and increased delinquencies to better align the allowance for credit losses with the portfolio’s performance indicators and that you also experienced a decrease in auction prices in fiscal 2016 from fiscal 2015 which impacts the amount of write-offs. Please address the following:

•	Explain and revise your future filings, as necessary, how these refinements were reflected in the static pools used in establishing reserves for losses. For example, explain whether the refinements were captured in the static pools at the loan level or through a qualitative adjustment.

Response: The Company refined the reserve for losses by changing it to a loan-by-loan analysis, which more accurately depicts the amount of the provision expense needed to maintain an adequate reserve. Currently, management evaluates each contract on an independent basis each quarter. The Company accounts for term, how far along each loan is in their cycle, late charges, and the number of deferments. Prior to the refinement, management estimated the impact of these items and adjusted qualitatively. The actual auction prices have always been built into our credit loss model. We calculate the repossession proceed percentage (proceeds divided by remaining balance) monthly and apply that approximate percentage in our allowance model.

Management will amend future filings to include substantially the following: As of March 31, 2016, the Company refined the reserve for losses by changing it to a loan by loan analysis, which more accurately depicts the amount of the provision expense needed to maintain an adequate reserve. Currently, management evaluates each contract on an independent basis each quarter. The Company accounts for term, how far along each loan is in their cycle, late charges, and the number of deferments. Prior to the refinement, management estimated the impact of these items and adjusted qualitatively.

•	Given the recent refinements in the credit loss model and that your allowance for credit losses is based on past loan experience, and known and inherent risks in the portfolio, explain why the allowance did not increase relative to the increases in net charge-offs, write-off to liquidation percentage, nonperforming loans, and delinquencies for the fiscal year ended March 31, 2016.

Response: The allowance for credit losses is based on projected expected losses by pool, which are then adjusted for expected incurred losses, events that have already occurred and will manifest themselves within 4 to 6 months. Management believes that the credit loss model maintains projected incurred loss levels that provide for a range of loss percentages that are reasonable within the portfolio. Nonperforming accounts are accounts that are over 90 days past due, so

Securities and Exchange Commission

March 7, 2017

nonperforming accounts are also in the delinquency calculations. The nonperforming accounts increased less than .9% of total gross receivables from Fiscal 2015 to Fiscal 2016. While that balance of receivables considered nonperforming doubled in size, the percentage of those receivables compared to the entire portfolio remained fairly low; therefore, the impact of this increase is not significant on the allowance for credit losses. Below is a quarter by quarter analytic, which we used to determine the adequacy of our allowance coverage.

Trend Analytics	Q3 2015	Q4 2015	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017

Allowance for credit losses	12,129	12,028	12,279	11,734	12,362	13,014	13,600	13,699	14,749
Provision for losses	5,797	5,188	4,989	6,177	7,599	7,512	7,026	8,144	8,796
Write-offs, net	6,345	5,289	4,739	6,722	6,971	6,860	6,440	8,045	7,746
Write-offs, net as % of FR, net	2.03%	1.66%	1.43%	1.99%	2.04%	2.00%	1.88%	2.35%	2.19%
Allow as % of net	3.89%	3.77%	3.71%	3.47%	3.63%	3.80%	3.96%	3.99%	4.18%
Trailing year w/o	20,853	21,822	22,491	23,095	23,721	25,292	26,993	28,317	29,092
Allowance coverage as percentage of trail year write-offs	0.58	0.55	0.55	0.51	0.52	0.51	0.50	0.48	0.51

•	Clarify with additional granularity, adjustments made to the loss reserves, including the specific facts and circumstances and how they correlate to losses captured in your credit loss model.

Response: Please refer to our response to the first bullet point of this comment above for additional information. The Company refined the reserve for losses by changing it to a loan by loan analysis, which more accurately captures our actual purchased contracts and when they change. The new model recalculates the amount of provision that should be expensed on each loan every quarter. Less frequent payments, deferments, or late charges are all now reflected in the credit loss model on an actual basis instead of an estimated static pool basis. The new methodology was implemented over two quarters. All static pools from June 2014 to March 2016 were converted to the loan-by-loan methodology as of the fiscal year ended March 31, 2016, within the fourth quarter. This accounted for approximately 80% of the active loan balances. The remaining static pools, representing an immaterial amount, were converted in the quarter ended June 30, 2016.

Securities and Exchange Commission

March 7, 2017

Form 10-Q for the Quarterly Period Ended September 30, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Analysis of Credit Losses, page 20

5.	We note that your allowance for credit losses at September 30, 2016 was $13.7 million and 3.98% of finance receivables, net of unearned interest compared to $13.0 million and 3.80% at March 31, 2016. Please address the following:

•	Explain and revise your future filings, as necessary, how the allowance for credit losses, which you state is based in part on your past loan experience, known and inherent risks in the portfolio, and the estimated value of any underlying collateral, did not increase relative to the increase in net charge-off percentage from 7.56% at March 31, 2016 to 8.43% for the six months ended September 31, 2016, the increase in write-off to liquidation percentage from 9.10% at March 31, 2016 to 10.42% for the six months ended September 31, 2016, the increase in nonperforming accounts from $9.5 million at March 31, 2016 to $18.1 million at September 31, 2016 and the increase in delinquencies from $26.9 million at March 31, 2016 to $47.3 million at September 30, 2016.

Response: Please refer to our response to comment 4 for more information. While it is not policy, we attempt to maintain an allowance level that covers approximately six months of expected losses, which we believe is the outside parameter of the loss emergence period for incurred losses. Overall, Management believes that the Company’s allowance is adequate based on expected incurred losses. It is also important to note that on October 1, 2016, the Company moved all loan-servicing operations from branch locations to a centralized location within its Corporate Headquarters in Clearwater, FL. The Company’s continued portfolio weakness was exacerbated by greater than anticipated difficulties in implementing the centralized collection model. This is evident in the financial information set forth in our Form 10-Q for the period ended December 31, 2016, specifically in the delinquency numbers. The material increase in delinquency is associated, for the most part, with our decision to centralize collections, rather than a sustainable trend. The Company does expect to incur some additional losses as a result and has incorporated these expectations into the current credit allowance calculation, but the majority of the increase in delinquency is expected to be resolved over time as branch collections return to normal. In early January 2017, the Company elected to move most of the servicing and collection activity back to branch offices. Currently, 43 branch locations, or 66% of our branch network, are performing this function.

Please do not hesitate to contact Katie MacGillivary at (727) 726-0763 x2011 with any questions.

Sincerely,

/s/Katie MacGillivary
Katie MacGillivary Chief Financial Officer